                                              Filed by Bell Atlantic Corporation
                                                  (d/b/a Verizon Communications)
                           pursuant to Rule 425 under the Securities Act of 1933
                                    and deemed filed pursuant Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                                      Commission File No: 1-8606
                                     Subject Company:  Bell Atlantic Corporation

On August 8, 2000, Bell Atlantic Corporation (d/b/a Verizon Communications) issued the following press release:


[VERIZON LOGO]                                                [NORTH POINT LOGO]


FOR IMMEDIATE RELEASE:                      CONTACTS:
August 8, 2000                              Caroline Howell, Northpoint
                                            415-365-6056
                                            chowell@northpoint.net

                                            Joan Rasmussen, Verizon
                                            212-395-2051
                                            joan.m.rasmussen@verizon.com


            Verizon and Northpoint to Merge DSL Businesses to Create
                       Leading National Broadband Company

                `New' Northpoint to Bring Benefits of Broadband
                            To Consumers, Businesses

     New York, August 8, 2000 -- Verizon Communications (NYSE:VZ) and NorthPoint (Nasdaq:NPNT) today announced a groundbreaking agreement to fundamentally change the dynamics of the broadband industry. The companies will merge their digital subscriber line (DSL) businesses to form a premier broadband communications company dedicated to accelerating the delivery of high-speed data services nationwide. The DSL businesses will be combined to create a "new" NorthPoint, positioning the company to rapidly scale its broadband service offerings and to deliver compelling benefits to consumers and businesses.

     The merger will combine the companies' DSL networks, products, technology, strategic partnerships and management, creating a strong broadband competitor ideally positioned to unleash the Internet's full potential for delivering an unlimited array of content and applications to high-speed customers.

     "This deal combines complementary assets -- Verizon's position in the consumer market and NorthPoint's presence with business customers -- to provide the scale to fuel growth and deliver the full benefits of high-speed connections," said Lawrence T. Babbio, Verizon vice chairman and president. "The new company will expand broadband choice for customers, providing a superior alternative to cable."

     "NorthPoint and Verizon are changing the broadband services game," said Liz Fetter, NorthPoint president and CEO. "With this agreement, a new NorthPoint is created, one with unique and unmatched assets that will enable us to rapidly scale in an increasingly competitive broadband market. NorthPoint will be a stronger competitor
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against cable and other broadband service providers, delivering to customers the benefits that are always derived from competition: innovation, increased choice and better service."

     Fetter will continue to lead NorthPoint as CEO after the merger. The new NorthPoint team will include management from both companies.

     The new NorthPoint will include Verizon's existing DSL business, with its broadband network assets, and an $800 million cash investment by Verizon. Of the cash, $450 million will be used to fund the new NorthPoint's capital expenditures and operations, and NorthPoint shareholders will receive $350 million in cash or approximately $2.50 per share. The actual per share amount will be based on the number of outstanding NorthPoint shares and warrants as of the closing date of the transaction. NorthPoint shareholders also will receive one share in the new NorthPoint for each share held as of the closing date. Verizon will own 55 percent of the new NorthPoint and existing NorthPoint shareholders will own 45 percent. The merger agreement has been approved by the boards of both companies.

     The new NorthPoint will use Verizon's $450 million cash investment to fund its network expansion and ongoing enhancements to its industry-leading service delivery, support systems and broadband product suite. The result will be greater broadband choice for consumers and businesses nationwide, enabling them to realize the full potential of the Internet.

     Of the $450 million cash investment, Verizon will, subject to certain conditions, provide financing of up to $350 million to NorthPoint prior to closing. Upon completion of the merger, such financing would be converted into common stock in the new NorthPoint.

     NorthPoint will gain additional resources to assist in the continued development of groundbreaking innovations designed to leverage its broadband network and create new growth opportunities. These innovations include voice, data and video offerings optimized for a DSL platform. Blast, for example, is NorthPoint's platform for delivering video and other high-bandwidth content to customers. Blast, which is currently in field trials in the San Francisco Bay area, will significantly enhance the broadband experience for consumers and businesses.

The New Broadband Leader

     The "new" NorthPoint will become the national provider of choice for consumers, businesses and ISPs with the scale, scope and financial resources to aggressively expand availability of broadband services and applications. The Combined Operations of Northpoint and Verizon expect to begin 2001 with the following assets:

     o a broadband network, comprised of more than 3,000 unique operational central offices, passing approximately 63 million homes and businesses in 163 U.S. MSAs (metropolitan statistical areas);
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     o    more than 600,000 DSL Lines; wholesale relationships with Verizon
          Online, AOL, UUNET and Genuity, and strategic marketing relationships with Radioshack, Microsoft, Staples, Blockbuster and other industry leaders;

     o approximately 3,000 employees dedicated to supporting the new NorthPoint's competitive, customer-focused strategy; and

     o broadband ventures in Europe through VersaPoint and in Canada through NorthPoint Canada, addressing the rapidly emerging international DSL opportunity.

     In addition, the agreement calls for Verizon's ISP, Verizon Online, to resell NorthPoint's DSL service nationwide.

     Verizon's DSL businesses currently include more than 1,700 central offices in 84 MSAs nationwide and NorthPoint's DSL businesses currently include more than 1,500 central offices in 99 MSAs.

     The new NorthPoint board of directors will have three members from NorthPoint's existing board, three Verizon members and three independent members, appointed by Verizon. Lawrence T. Babbio, Verizon vice chairman and president, will serve as chairman of the board. Following the merger, the new company will trade as a separately listed public company on the NASDAQ exchange and will continue to report financial results. The new NorthPoint's financial results also will be consolidated into Verizon's financial results for financial reporting purposes.

     NorthPoint's agreement with Verizon is subject to regulatory approvals and the approval of NorthPoint shareholders. Shareholders representing approximately 48 percent of the currently outstanding shares of NorthPoint have agreed to vote their shares in support of the merger. The companies anticipate completing the transaction by mid-2001.

     Morgan Stanley Dean Witter acted as financial advisor to Verizon and Goldman Sachs & Co. acted as financial advisor to NorthPoint.

About Northpoint

     NorthPoint Communications Group, Inc., (Nasdaq: NPNT) one of the fastest-growing DSL services providers in the U.S., is building a global network designed to deliver affordable, dedicated high-speed Internet access, streaming content and other value-added services to consumers and businesses around the world. The company currently operates DSL-based local networks in 99 U.S. metropolitan statistical areas (MSAs). NorthPoint is also expanding its services around the globe through strategic partnerships with Versatel in Europe and Call-Net in Canada. On August 8, 2000, NorthPoint announced an agreement with Verizon to combine their industry-leading DSL businesses. The merger will strengthen NorthPoint's ability to quickly scale to meet the fast-growing demand for broadband services and to deliver innovative new services and greater choice to American consumers and businesses. The combined operations of NorthPoint and Verizon are expected to serve more than 600,000 DSL subscribers and will pass 63 million potential subscribers in 163 MSAs by the end of 2000. For additional information, visit www.northpoint.net.
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About Verizon

     Verizon Communications (NYSE:VZ), formed by the merger of Bell Atlantic and GTE, is one of the world's leading providers of communications services.
Verizon companies are the largest providers of wireline and wireless communications in the United States, with 95 million access lines and 25 million wireless customers. A Fortune 10 company with more than 260,000 employees and approximately $60 billion in 1999 revenues, Verizon's global presence extends to 40 countries in the Americas, Europe, Asia and the Pacific. For more information on Verizon, visit www.verizon.com.

                                     ######

EDITOR'S NOTE: Verizon and NorthPoint will hold a joint audio press conference today to discuss their agreement at 11 a.m. EDT /8 a..m. PDT. Media can join the call by dialing 888-843-1795, NorthPoint's President and CEO and Verizon's President and Vice Chairman will host the call and be available for Q&A.


Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties, including, without limitation, the company's dependence on strategic third parties to market and resell its services, intense competition for the company's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital and other risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.

NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.